EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

MARCH 31, 2012

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
Unaudited – Expressed in Canadian Dollars

ASSETS	March 31, 2012	December 31, 2011

Current
Cash and cash equivalents (Note 3)	$39,185,980	$41,371,968
Investments (Note 5)	642,144	943,289
Receivables (Note 6)	660,595	558,702
Prepaid expenses	146,537	119,362
Total current assets	40,635,256	42,993,321

Non-current
Restricted cash (Note 4)	56,275	155,992
Property and equipment (Note 7)	1,423,481	300,901
Investment in associated companies (Note 8)	1,594,602	1,894,868
Exploration and evaluation assets (Note 9)	6,137,230	6,086,396
Reclamation bonds (Note 10)	438,356	439,565
Other assets (Note 11)	159,062	159,062
Total non-current assets	9,809,006	9,036,784

TOTAL ASSETS	$50,444,262	$52,030,105

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 12)	$1,162,828	$876,321
Advances from joint venture partners (Note 13)	887,082	1,374,451
Total liabilities	2,049,910	2,250,772

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	79,521,959	77,122,016
Commitment to issue shares (Note 14)	554,555	495,645
Share based payment reserve	7,468,665	7,258,987
Deficit	(39,150,827)	(35,097,315)
Total shareholders' equity	48,394,352	49,779,333

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$50,444,262	$52,030,105

Nature of operations (Note 1)
Proposed transaction (Note 19)
Events after reporting date (Note 20)

Approved on behalf of the Board of Directors on May 14, 2012:

Signed: “George Lim”	Director	Signed: “David M. Cole”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
Unaudited – Expressed in Canadian Dollars

	Three month period ended
	March 31, 2012	March 31, 2011

EXPLORATION EXPENDITURES (Note 9)	$2,114,067	$3,189,698
Less: recoveries	(1,077,025)	(1,469,725)
Net exploration expenditures	1,037,042	1,719,973

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	491,122	333,946
Investor relations and shareholder information	78,597	64,230
Professional fees	565,234	145,004
Salaries and consultants	621,480	384,581
Share-based payments (Note 14)	593,377	601,867
Transfer agent and filing fees	191,738	80,387
Total general and administrative expenses	2,541,548	1,610,015

Loss before other items	(3,578,590)	(3,329,988)

OTHER ITEMS
Change in fair value of held-for-trading investments	(167,407)	(117,666)
Equity loss in associated companies (Note 8)	(300,266)	-
Foreign exchange loss	(112,096)	(326,853)
Gain (Loss) on investments	32,275	(15,052)
Interest income	72,572	137,480
Loss on disposal of equipment	-	(40,745)
Total other loss	(474,922)	(362,836)

Loss before income taxes	(4,053,512)	(3,692,824)
Income tax expense	-	(124,723)

Comprehensive loss for the period	$(4,053,512)	$(3,817,547)

Basic and diluted loss per share	$(0.08)	$(0.08)

Weighted average number of common shares outstanding	52,442,172	46,368,782

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
Unaudited – Expressed in Canadian Dollars

	Three month period ended
	March 31, 2012	March 31, 2011
Cash flows from operating activities
Loss for the period	$(4,053,512)	$(3,817,547)
Items not affecting cash:
Change in fair value of held-for-trading investments	167,407	117,666
Commitment to issue bonus shares	504,150	710,499
Income tax expense	-	124,723
Depreciation	20,608	21,490
Fair value of stock options granted	218,819	391,811
(Gain) Loss on sale of investments	(32,275)	15,052
Loss on disposal of equipment	-	40,745
Interest received during the period	(72,572)	(137,480)
Share of loss in equity investments	300,266	-
Unrealized foreign exchange (gain) loss	(941)	(4,847)
Changes in non-cash working capital items:
Receivables	(101,893)	(35,126)
Prepaid expenses	(27,175)	70,858
Accounts payable and accrued liabilities	286,507	578,206
Advance from joint venture partner	(487,369)	(215,363)
Total cash used in operating activities	(3,277,980)	(2,139,313)
Cash flows from investing activities
Acquisition of exploration and evaluation assets	(24,266)	-
Interest received on cash and cash equivalents	72,572	137,480
Proceeds from sale of marketable securities	718,275	80,172
Proceeds from sale of marketing material (native gold)	-	4,672
Purchase of marketable securities	(551,322)	(85,044)
Purchase of property and equipment	(1,143,188)	(80,875)
Purchase of marketing materials (native gold)	-	(76,988)
Reclamation bonds	1,209	5,887
Recoveries of exploration and evaluation assets from joint venture partners	-	933,493
Restricted cash	99,717	(269,932)
Total cash provided by (used in) investing activities	(827,003)	648,865
Cash flows from financing activities
Proceeds received from private placements	-	17,875,000
Share issuance costs	-	(69,972)
Proceeds received from options exercised	20,000	269,782
Proceeds received from warrants exercised	1,898,995	3,108
Total cash provided by financing activities	1,918,995	18,077,918
Change in cash and cash equivalents	(2,185,988)	16,587,470
Cash and cash equivalents, beginning	41,371,968	31,782,534
Cash and cash equivalents, ending	$39,185,980	$48,370,004

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
Unaudited – Expressed in Canadian Dollars

					Accumulated
				Share based	other
	Number of		Commitment to	payment	comprehensive
	common shares	Capital stock	issue shares	reserve	income	Deficit	Total
Balance as at December 31, 2011	51,875,118	$77,122,016	$495,645	$7,258,987	$-	$(35,097,315)	$49,779,333
Shares issued as bonus shares	182,000	445,240	(445,240)	-	-	-	-
Shares issued on exercise of stock options	20,000	20,000	-	-	-	-	20,000
Shares issued on exercise of warrants	949,497	1,898,995	-	-	-	-	1,898,995
Shares issued on acquisition of mineral property	10,585	26,568	-	-	-	-	26,568
Reclassification of fair value of options exercised	-	9,140	-	(9,140)	-	-	-
Share based payments	-	-	-	218,818	-	-	218,818
Commitment to issue shares	-	-	504,150	-	-	-	504,150
Share issue costs	-	-	-	-	-	-	-
Loss for the period	-	-	-	-	-	(4,053,512)	(4,053,512)
Balance as at March 31, 2012	53,037,200	$79,521,959	$554,555	$7,468,665	$-	$(39,150,827)	$48,394,352

					Accumulated
				Share based	other
	Number of		Commitment to	payment	comprehensive
	common shares	Capital stock	issue shares	reserve	income	Deficit	Total
Balance as at December 31, 2010	44,968,005	$56,661,351	$232,097	$4,871,352	$(4,919)	$(21,530,951)	$40,228,930
Shares issued on private placements	5,500,000	17,875,000	-	-	-	-	17,875,000
Shares issued as finders' fees	143,070	464,978	-	-	-	-	464,978
Shares issued on exercise of stock options	167,000	263,782	-	-	-	-	263,782
Shares issued on exercise of warrants	1,554	3,108	-	-	-	-	3,108
Shares issued as bonus shares	182,000	450,600	(450,600)	-	-	-	-
Reclassification of fair value of options exercised	-	343,949	-	(343,949)	-	-	-
Share based payments	-	-	-	391,811	-	-	391,811
Commitment to issue shares	-		710,499				710,499
Unrealized loss on available-for-sale investments		-	-	-	4,919	-	4,919
Share issue costs	-	(1,003,998)	-	474,509	-	-	(529,489)
Loss for the period	-	-	-	-	-	(3,817,547)	(3,817,547)
Balance as at March 31, 2011	50,961,629	$75,058,770	$491,996	$5,393,723	$-	$(25,348,498)	$55,595,991

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) was incorporated under the laws of the Yukon Territory of Canada. The Company’s principal business activities are the acquisition and exploration of mineral properties in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region. The Company’s common shares are listed on the TSX Venture Exchange under the symbol of “EMX”. On January 30, 2012, the Company’s common shares began trading on the NYSE Amex under the symbol of “EMXX”.

The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements for the three month period ending March 31, 2012. The Company changed its fiscal year end from March 31 to December 31, effective for the period ending December 31, 2011. The change in the fiscal year end is being made for the purpose of streamlining the Company’s financial reporting.

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due. The Company has incurred losses since its inception and the ability of the Company to continue as a going-concern depends upon its ability to raise adequate financing and to develop profitable operations. The Company’s financing efforts to date, while substantial, may not be sufficient to enable the Company to fund all aspects of its operations. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments to the carrying values of the assets and liabilities, the reported expenses and the statements of financial position classification, which could be material, may be necessary.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, regulatory and political situations.

At the date of the consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

These consolidated financial statements of the Company are presented in Canadian dollars, which is the functional currency of the parent company and its subsidiaries.

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES (continued)

Statement of Compliance (continued)

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the period ended December 31, 2011.

New Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the period ended December 31, 2011.

Amendments to IFRS 7 Financial Instruments: Disclosures

The amendments increase disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

Amendments to IAS 12 Income Taxes

The amendments are made regarding Deferred Tax: Recovery of Underlying Assets and introduce an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on an investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 Property, Plant and Equipment should always be on a sales basis.

Effective January 1, 2012, the Company has adopted amendments to IFRS 7, Financial Instruments: Disclosures, and IAS 12, Income Taxes, and concluded that there are no material changes as a result of adopting these amendments.

Significant accounting policies and interpretations issued but not yet effective

(a) Effective for annual periods beginning on or after January 1, 2013

  IFRS 10 Consolidated Financial Statements

This new standard provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities.

  IFRS 11 Joint Arrangements

This new standard improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-Monetary Contributions by Venturers.

  IFRS 12 Disclosure of Interests in Other Entities

This new standard combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES (continued)

Significant accounting policies and interpretations issued but not yet effective (continued)

(a) Effective for annual periods beginning on or after January 1, 2013 (continued)

  IFRS 13 Fair Value Measurement

This new standard defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRS require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS or address how to present changes in fair value.

  Amendments to IAS 27 Consolidated and Separate Financial Statements

The amendments provide guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements.

  Amendments to IAS 28 Investments in Associates

The amendments provide guidance on the application of the equity method to associates, subsidiaries and joint ventures.

(b) Effective for annual periods beginning on or after January 1, 2015

  IFRS 9 Financial Instruments

This new standard partially replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Company has initially assessed that there will be no material reporting changes as a result of adopting the above new standards; however, enhanced disclosure requirements are expected.

Basis of Consolidation

The consolidated financial statements comprise the accounts of Eurasian, the parent company, and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES (continued)

Basis of Consolidation (continued)

Name	Place of Incorporation	Ownership Percentage
AES Madencilik Ltd. Sirketi	Turkey	100%
Eurasia Madencilik Limited Sirketi	Turkey	99%
Montex LLC	Kyrgyz Republic	100%
Altyn Minerals LLC	Kyrgyz Republic	100%
Georgian Minerals LLC	Georgia	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Marien Mining Company S.A.	Haiti	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Viad Royalties AB	Sweden	100%
Eurasian Minerals Sweden AB	Sweden	100%
Eliseror Limited	Cyprus	100%
EMX Australia Pty Ltd	Australia	100%

3. CASH AND CASH EQUIVALENTS

Cash consists of deposits at banks earning interest at floating rates based on daily bank deposit rates and cash on hand. Cash equivalents consist of short-term deposits.

	March 31, 2012	December 31, 2011
Cash	$21,488,158	$13,486,726
Short-term deposits	17,697,822	27,885,242
Total	$39,185,980	$41,371,968

4. RESTRICTED CASH

At March 31, 2012 the Company classified $56,275 (December 31, 2011 - $155,992) as restricted cash. This amount is comprised of $50,960 (December 31, 2011 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $5,315 (December 31, 2011 - $105,032) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partner in Haiti.

5. INVESTMENTS

At March 31, 2012, the Company had the following investments:

		Accumulated
March 31, 2012	Cost	unrealized gain (loss)	Fair value
Held-for-trading investments
Warrants	$-	$10,213	$10,213
Common shares	711,466	(79,535)	631,931
Total investments	$711,466	$(69,322)	$642,144

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

5. INVESTMENTS (continued)

At December 31, 2011, the Company had the following investments:

		Accumulated
December 31, 2011	Cost	unrealized gain	Fair value
Held-for-trading investments
Warrants	$-	$37,411	$37,411
Common shares	789,059	116,819	905,878
Total investments	$789,059	$154,230	$943,289

6. RECEIVABLES

The Company’s receivables arise from goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	March 31, 2012	December 31, 2011
Refundable taxes	$314,389	$305,814
Recoverable exploration expenditures	294,251	208,428
Other	51,955	44,460
Total	$660,595	$558,702

The carrying amounts of the Company’s trade and other receivables are denominated in the following currencies:

Currency	March 31, 2012	December 31, 2011
Canadian dollars	$165,688	$236,219
US dollars	272,013	150,441
Turkish Lira	100,810	101,904
Swedish Krone	81,708	39,423
Other	40,376	30,715
Total	$660,595	$558,702

7. PROPERTY AND EQUIPMENT

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2011	$87,132	$172,935	$102,980	$281,655	$-	$-	$644,702
Additions	-	22,908	-	135,844	568,781	415,951	1,143,484
Disposals	-	(296)	-	-			(296)
As at March 31, 2012	87,132	195,547	102,980	417,499	568,781	415,951	1,787,890
Accumulated depreciation
As at December 31, 2011	50,055	100,064	49,149	144,533	-	-	343,801
Additions	3,475	5,689	216	11,228	-	-	20,608
Disposals	-	-	-	-			-
As at March 31, 2012	$53,530	$105,753	$49,365	$155,761	$-	$-	$364,409
Net book value
As at December 31, 2011	$37,077	$72,871	$53,831	$137,122	$-	$-	$300,901
As at March 31, 2012	$33,602	$89,794	$53,615	$261,738	$568,781	$415,951	$1,423,481

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

7. PROPERTY AND EQUIPMENT (continued)

During the three month period ended March 31, 2012, depreciation of $20,608 (March 31, 2011 - $21,490) has been included in exploration expenditures.

8. INVESTMENT IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a private Turkish company (“Turkish Co”) with Chesser Resources Ltd, an Australian Stock Exchange listed exploration company. At March 31, 2012, the Company’s investment in the joint venture was $36,891 (December 31, 2011 - $81,171). The Company’s share of the net loss of the joint venture for the three month period ended March 31, 2012 was $44,280 (March 31, 2011 - $Nil).

The Company also has a 26.7% equity investment in a private exploration company (“Exploration Co”). At March 31, 2012, the Company’s investment was $1,557,711 (December 31, 2011 - $1,813,718). The Company’s share of the net loss for the three month period ended March 31, 2012 was $255,986 (March 31, 2011 - $Nil).

As at March 31, 2012, associated companies’ aggregate assets, aggregate liabilities and net income or loss for the period are as follows:

March 31, 2012	Turkish Co	Exploration Co

Aggregate assets	$206,519	$3,371,335
Aggregate liabilities	(1,045,747)	(288,371)
Loss for the period	(90,367)	(1,879,897)
The Company's ownership %	49.00%	26.70%
The Company's share of loss for the period	(44,280)	(255,986)

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

9. EXPLORATION AND EVALUATION ASSETS

Acquisition costs

At March 31, 2012 and December 31, 2011, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	March 31, 2012	December 31, 2011
Asia Pacific	Various	$492,690	$441,856
Haiti	Grand Bois property	2,140,720	2,140,720
	Grand Bois property (recoveries)	(2,140,720)	(2,140,720)
Kyrgyz Republic	Gezart property	39,000	39,000
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Golcuk property	34,674	34,674
	Trab	78,587	78,587
United States	Cathedral Well, Nevada	419,300	419,300
of America	Copper Springs, Arizona	786,186	786,186
	Jasper Canyon, Arizona	235,856	235,856
	Mesa Well, Arizona	314,475	314,475
	Middle Mountain, Arizona	262,062	262,062
	Middle Hill, Wyoming	262,062	262,062
	Red Hills, Arizona	314,475	314,475
	Richmond Mountain, Nevada	262,062	262,062
	Silver Bell, Arizona	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095
Total		$6,137,230	$6,086,396

During the three month period ended March 31, 2012 the Company did not enter into any new property agreements. These notes should be read in conjunction with the Company’s most recently filed audited annual consolidated financial statements as at and for the nine month period ended December 31, 2011.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

9. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration expenditures

During the three month period ended March 31, 2012, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Sweden			USA				Turkey			Australia
	Kiruna South	Other	Total	Copper Basin	Mesa Well	Other	Total	Akarca	Other	Total	Koonenbury	Other	Total	Other	Total
Administration	$9,742	$9,862	$19,604	$198 $	178 $	40,844	$41,220	$1,500 $	17,031	$18,531	$7,655	$4,303	$11,958	$21,472	$112,785
Assays	20,907	830	21,737	-	1,428	20,795	22,223	3,807	3,803	7,610	40,666	-	40,666	1,137	93,373
Drilling / trenching	129,404	3,888	133,292	-	75,313	-	75,313	-	-	-	-	-	-	3,282	211,887
Logistics	50,054	13,469	63,523	20,424	10,773	23,543	54,740	9,629	28,145	37,774	29,458	-	29,458	10,037	195,532
Personnel	133,286	35,365	168,651	54,968	19,611	270,699	345,278	41,960	74,309	116,269	83,974	27,967	111,941	108,999	851,138
Property costs	4,616	4,391	9,007	-	3,319	55,602	58,921	14,523	17,072	31,595	11,604	830	12,434	453	112,410
Professional fees	19,873	11,379	31,252	-	-	2,356	2,356	3,838	27,623	31,461	9,265	21,296	30,561	21,124	116,754
Share-based payments	-	2,100	2,100	-	-	66,159	66,159	-	234	234	-	53,020	53,020	8,078	129,591
Technical studies	21,067	1,126	22,193	123	2,621	157,252	159,996	1,261	-	1,261	1,589	-	1,589	-	185,039
Travel	7,400	4,409	11,809	-	-	41,822	41,822	-	18,912	18,912	13,311	11,086	24,397	8,618	105,558
Total expenditures	396,349	86,819	483,168	75,713	113,243	679,072	868,028	76,518	187,129	263,647	197,522	118,502	316,024	183,200	2,114,067
Recoveries	(395,222)	(98,060)	(493,282)	(69,419)	(124,152)	(243,089)	(436,660)	(77,451)	-	(77,451)	-	-	-	-	(1,007,393)
Operator fees and other	-	-	-	(10,413)	(11,127)	(40,348)	(61,888)	(7,744)	-	(7,744)	-	-	-	-	(69,632)
Total recoveries	(395,222)	(98,060)	(493,282)	(79,832)	(135,279)	(283,437)	(498,548)	(85,195)	-	(85,195)	-	-	-	-	(1,077,025)
Exploration expenditures (net)	$1,127	$(11,241)	$(10,114)	$(4,119)	$(22,036)	$395,635	$369,480	$(8,677)	$187,129	$178,452	$197,522	$118,502	$316,024	$183,200	$1,037,042

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

9. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration expenditures (continued)

During the three month period ended March 31, 2011, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

			Turkey			Australia
	Sweden	USA	Akarca	Other	Total	Koonenbury	Other	Total	Other	Total
Administration	$24,603	$9,719	$8,309	$4,061	$12,370	$-	$-	$-	$84,708	$131,400
Assays	-	17,489	45,536	22,253	67,789	4,573	1,196	5,769	30,710	121,757
Drilling / trenching	50,382	219,559	19,897	9,723	29,620	-	-	-	281,762	581,323
Logistics	20,419	48,408	1,493	730	2,223	3,386	885	4,271	263,110	338,431
Personnel	89,995	437,561	150,403	73,502	223,905	199,689	52,220	251,909	420,306	1,423,676
Property costs	124,469	85,146	23,332	11,403	34,735	-	-	-	12,847	257,197
Professional fees	4,716	-	10,635	5,197	15,832	34,876	9,121	43,997	4,892	69,437
Share-based payments	-	-	-	-	-	-	-	-	-	-
Technical studies	-	75,448	9,475	4,631	14,106	12,927	3,380	16,307	51,611	157,472
Travel	3,447	1,359	9,315	4,552	13,867	3,956	1,034	4,990	85,342	109,005
Total expenditures	318,031	894,689	278,395	136,052	414,447	259,407	67,836	327,243	1,235,288	3,189,698
Recoveries	-	(455,861)	(233,526)	(122,112)	(355,638)	-	-	-	(570,064)	(1,381,563)
Operator fees and other		(31,910)	(16,347)	-	(16,347)	-	-	-	(39,905)	(88,162)
Total recoveries	-	(487,771)	(249,873)	(122,112)	(371,985)	-	-	-	(609,969)	(1,469,725)
Exploration expenditures (net)	$318,031	$406,918	$28,522	$13,940	$42,462	$259,407	$67,836	$327,243	$625,319	$1,719,973

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

10. RECLAMATION BONDS

	March 31, 2012	December 31, 2011
Australia - various properties	$51,770	$51,870
Turkey - various properties	159,732	151,700
United States of America - various properties	226,854	235,995
Total	$438,356	$439,565

Reclamation bonds are held as security for the estimated cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that it has no decommissioning or restoration provisions related to the properties requiring reclamation bonds.

11. OTHER ASSETS

Other assets consist of native gold that the Company has purchased for marketing purposes. During the three month period ended March 31, 2012, there were no transactions related to the native gold (March 31, 2011 - $Nil).

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities consist of the following:

	March 31, 2012	December 31, 2011
Accounts payable	$862,798	$421,402
Accrued liabilities	300,030	454,919
Total	$1,162,828	$876,321

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	March 31, 2012	December 31, 2011
Haiti	$5,315	$105,032
Sweden	227,691	387,218
U.S.A.	600,274	749,264
Other	53,802	132,937
Total	$887,082	$1,374,451

14. CAPITAL STOCK

Authorized

An unlimited number of common and preferred shares without par value.

Common shares

For the three month period ended March 31, 2012:

  The Company issued 182,000 bonus shares valued at $445,240 to an officer, employees and consultants of the Company applied to commitment to issue shares.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

14. CAPITAL STOCK (continued)

Common shares (continued)

  The Company issued 20,000 common shares for gross proceeds of $20,000 pursuant to the exercise of stock options.
  The Company issued 949,497 common shares for gross proceeds of $1,898,995 pursuant to the exercise of warrants.
  The Company issued 10,585 common shares valued at $26,568 towards the acquisition of the Koonenbury –Rockwell property.

For the three month period ended March 31, 2011:

  The Company issued 5,500,000 units at $3.25 per unit. Each unit consisted of one common share and one-half transferable share purchase warrant with each full share purchase warrant being exercisable for one common share for two years at $4.00 per share. The Company also issued to finders 143,070 units with a fair value of $464,978 or $3.25 per unit, each unit having the same terms as those issued in the private placement, and 143,070 finder warrants with a fair value of $171,000 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of two years, volatility of 70.11% and a dividend rate of NIL. Each finders warrant is exercisable for two years to acquire one common share for $3.50.
  The Company issued 167,000 common shares for gross proceeds of $263,782 pursuant to the exercise of stock options.
  The Company issued 1,554 common shares for gross proceeds of $3,108 pursuant to the exercise of warrants.
  The Company issued 182,000 bonus shares valued at $450,600 to directors, officers, employees and consultants of the Company.

Stock options

The Company adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant. During the period from March 31, 2011 to March 31, 2012, the change in stock options outstanding is as follows:

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

		Weighted Average
	Number	Exercise Price
Balance as at March 31, 2011	3,134,501	$1.85
Granted	1,446,000	2.77
Exercised	(429,300)	1.22
Cancelled / expired	(8,334)	1.20
Balance as at December 31, 2011	4,142,867	2.24
Granted	160,000	2.53
Exercised	(20,000)	1.00

Number of options outstanding as at March 31, 2012	4,282,867	$2.26

Number of options exercisable as at March 31, 2012	4,266,200	$2.26

14. CAPITAL STOCK (continued)

Stock options (continued)

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2012:

Date Granted	Number of Options	Exercisable	Exercise Price	Expiry Date
May 10, 2007 *	160,000	160,000	$1.35	May 10, 2012
May 22, 2011	6,667	6,667	1.40	May 22, 2012
June 1, 2007 **	29,000	29,000	1.63	June 1, 2012
June 21, 2007	400,000	400,000	1.81	June 21, 2012
November 7, 2007	15,000	15,000	1.79	November 7, 2012
April 22, 2008	10,000	10,000	1.66	April 22, 2013
September 18, 2008	350,000	350,000	1.00	September 18, 2013
December 19, 2008	10,000	10,000	1.00	December 19, 2013
May 22, 2009	20,000	20,000	1.20	May 22, 2014
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	987,500	980,833	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	108,200	108,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
March 25, 2011	30,000	30,000	3.15	March 25, 2016
July 19, 2011	1,306,000	1,296,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	40,000	40,000	2.10	December 11, 2016
February 13, 2012	110,000	110,000	2.54	February 13, 2017
March 13, 2012	50,000	50,000	2.51	March 13, 2017
Total	4,282,867	4,266,200

* Subsequently 160,000 options exercised (Note 20).
** Subsequently 29,000 options exercised (Note 20).

Share-based payments

During the three month period ended March 31, 2012, the Company recorded share-based payments of $593,377 (March 31, 2011 - $601,867) of which $218,818 (March 31, 2011 - $391,811) represents the fair value of options granted during the period with the offsetting amounts credited to share-based payment reserve. Of the $218,818 fair value of options granted (March 31, 2011 - $391,811), $136,762 (March 31, 2011 - $391,822) and $82,057 (March 31, 2011 - $nil) were allocated to share-based payments and exploration expenditures, respectively.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

The weighted average fair value of the stock options granted during the three month period ended March 31, 2012 was $1.64 per stock option (March 31, 2011 - $1.28 per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Three month period ended
	March 31,2012	March 31, 2011
Risk free interest rate	1.27%	2.35%
Expected life (years)	5	5
Expected volatility	61.12%	62.86%
Dividend yield	-	-

14. CAPITAL STOCK (continued)

Bonus shares

The Company has received TSX-Venture Exchange approval for the issuance of certain bonus shares as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review. The purpose of these bonuses is to reward these individuals for the Company's successes to date and to provide them with a long term incentive to remain with the Company.

For the three month period ended March 31, 2012, the Company issued 182,000 common shares (March 31, 2011 -182,000) with a fair value of $445,240 (March 31, 2011 - $450,600) which was applied to commitment to issue shares.

For the three month period ended March 31, 2012, the Company also accrued in commitment to issue shares, $504,150 (March 31, 2011 - $710,499) of which $456,615 (March 31, 2011 - $710,499) and $47,535 (March 31, 2011 - $nil) which have been included in share-based payments and expenditures for exploration and evaluation assets, respectively.

Warrants

During the period from March 31, 2011 to March 31, 2012, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at March 31, 2011 and December 31, 2011	13,457,629	$3.38
Exercised	(949,497)	2.00
Expired	(112,844)	2.00
Balance as at March 31, 2012	12,395,288	$3.50

As at March 31, 2012, the following share purchase warrants were outstanding and exercisable:

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

	Number of Warrants	Exercise Price	Expiry Date
Private placement, March 12, 2010	1,919,633	2.88	March 12, 2015
Private placement, November 8, 2010	6,200,000	*	November 8, 2015
Private placement, November 12, 2010	800,000	*	November 12, 2015
Finders Unit warrants, November 8, 2010	255,150	2.65	November 8, 2015
Finders warrants, November 8, 2010	255,900	*	November 8, 2015
Private placement, March 1, 2011	770,000	4.00	March 1, 2013
Private placement, March 14, 2011	460,500	4.00	March 14, 2013
Private placement, March 18, 2011	1,519,500	4.00	March 18, 2013
Finders Unit warrants, March 14, 2011	8,075	4.00	March 14, 2013
Finders Unit warrants, March 18, 2011	63,460	4.00	March 18, 2013
Finders warrants, March 14, 2011	16,150	3.50	March 14, 2013
Finders warrants, March 18, 2011	126,920	3.50	March 18, 2013
Total	12,395,288

* $3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the three month period ended March 31, 2012	Salary or Fees	Payments	Total
President and Chief Executive Officer	$87,238	$197,400	$284,638
Executive Chairman	49,850	105,201	155,051
Directors	24,000	58,147	82,147
Chief Financial Officer *	-	14,799	14,799
Corporate Secretary *	-	3,700	3,700
Seabord Services Corp. *	119,400	-	119,400
Total	$280,488	$379,247	$659,735

		Share-based
For the three month period ended March 31, 2011	Salary or Fees	Payments	Total
President and Chief Executive Officer	$120,402	$88,000	$208,402
Executive Chairman	25,425	-	25,425
Directors	18,000	-	18,000
Chief Financial Officer *	-	-	-
Corporate Secretary *	-	-	-
Seabord Services Corp. *	99,600	-	99,600
Total	$263,427	$88,000	$351,427

* Seabord Services Corp. (“Seabord”) is a management services company controlled by a director of the Company. Seabord provides a chief financial officer, a corporate secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Related Party Assets and Liabilities	Service or Term	March 31, 2012	December 31, 2011
Amounts due from (to):
David M. Cole President and Chief Executive Officer	Expense Reimbursement	$-	$(33,289)
		$-	$(33,289)

16. SEGMENTED INFORMATION

The Company operates solely within the resource property exploration industry. At March 31, 2012 and December 31, 2011, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	March 31, 2012	December 31, 2011
Asia Pacific	$492,690	$441,856
Kyrgyz Republic	39,000	39,000
Sweden	437,755	437,755
Turkey	267,221	267,221
United States of America	4,900,564	4,900,564
Total	$6,137,230	$6,086,396

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

16. SEGMENTED INFORMATION (continued)

EQUIPMENT	March 31, 2011	December 31, 2011
Asia Pacific	$157,710	$42,582
Canada	40,453	-
Kyrgyz Republic	34,319	36,576
Sweden	43,905	46,851
Turkey	121,385	133,043
United States of America	1,025,709	41,849
Total	$1,423,481	$300,901

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company is a junior exploration company and considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has no continuing sources of revenues. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at March 31, 2012, the Company had working capital of $38,585,346 (December 31, 2011 - $40,742,549). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
  Level 2: inputs other than quoted prices that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

During the three month period ended March 31, 2012, there were no changes in the levels. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$39,185,980	$-	$-	$39,185,980
Restricted cash	56,275	-	-	56,275
Fair value through profit or loss securities	631,931	-	-	631,931
Warrants	-	10,213	-	10,213
Total	$39,874,186	$10,213	$-	$39,884,399

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (continued)

Fair Value (continued)

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximated their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks or with Canadian treasury bills. The Company has minimal exposure with respect to its receivables, which includes recoverable exploration expenditures.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents. A 10% increase or decrease in effective interest rates would increase or decrease net shareholders’ equity by approximately $7,000.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

Based on the March 31, 2012 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $63,000.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Currency risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (continued)

Currency risk (continued)

The exposure of the Company’s cash, receivables and accounts payable and accrued liabilities to foreign exchange risk as at March 31, 2012 is as follows:

Accounts	USD amount
Cash	$1,843,173
Receivables	258,922
Accounts payable and accrued liabilities	(438,797)
Total	$1,663,298

The balances noted above reflect the USD balances held within the parent Company. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations. For the three month period ended March 31, 2012, the average United States dollar (“USD”) to Canadian dollar (“CAD”) foreign exchange rate was US$1 for CAD$ 1.0020. Based on the above net exposures and assuming that all other variables remain constant, a 1% change in USD against CAD would result in a change in the loss/gain of approximately $16,600 for the period.

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the three month period ended March 31, 2012 included:

a.	Re-allocation of $9,140 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 10,585 common shares valued at $26,568 for the acquisition of mineral properties; and
c.	Issuance of 182,000 bonus shares valued at $445,280 applied to commitment to issue shares.

The significant non-cash investing and financing transactions during the three month period ended March 31, 2011 included:

a.	Re-allocation of $343,949 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 182,000 bonus shares valued at $450,600 included in share-based payments; and,
c.	Issuance of 143,070 common shares valued at $464,978 as finder’s fees and share issue costs related to private placements;

19. PROPOSED TRANSACTION

On February 7, 2012, the Company and Bullion Monarch Mining, Inc. (“Bullion”) announced they had entered into a definitive agreement (the “Agreement”) with respect to a proposed merger of Bullion into a wholly-owned subsidiary of the Company (the “Proposed Merger”). Under the Agreement, the Company agreed to acquire all of the outstanding common shares of Bullion for which Bullion shareholders will receive 0.45 common shares of the Company and US$0.11 for each Bullion common share held.

Consummation of the proposed merger with Bullion is subject to, among other things, approval of the merger agreement by Bullion’s common shareholders, and receipt of all necessary regulatory and stock exchange approvals and other customary closing conditions.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
THREE MONTH PERIOD ENDED MARCH 31, 2012

19. PROPOSED TRANSACTION (continued)

If a superior proposal is made for Bullion by a third party, the Company has the right to match such proposal, and if Bullion’s board of directors changes its recommendation or terminates the merger under certain circumstances, Bullion has agreed to pay the Company a termination fee of US$4,000,000. In other circumstances where the transaction is not completed, the Company could be obligated to pay Bullion a reverse termination fee of US$1,000,000.

As of the date that the Board of Directors approved these condensed consolidated interim financial statements, the Proposed Merger has not been completed.

20. EVENTS AFTER REPORTING DATE

(a)Exercise of stock options

In April 2012, 160,000 stock options at an exercise price of $1.35 and 29,000 stock options at an exercise price of $1.63 were exercised for gross proceeds of $263,270 (Note 14).

(b)Sale of Sisorta property in Turkey

In April 2012, the Company executed an option agreement with respect to the Sisorta gold property located in north central Turkey. The Agreement between the Company and a private Turkish company that controls the Sisorta property pursuant to a joint venture between the Sellers and Çolakoglu Ticari Yatirim A.S. EBX Turkey is a joint venture owned 51% by a subsidiary of ASX listed Chesser Resources Limited (“Chesser”) and 49% by a subsidiary of the Company, who are the sellers (the “Sellers”) under the Agreement. The obligations of EBX Turkey and the Sellers under the Agreement will be guaranteed by Chesser and the Company.

(c)Haiti Memorandum of Understanding and Grand Bois Permit Change

The Company and its joint venture partner Newmont Ventures Limited (“Newmont”) signed a Memorandum of Understanding with the government of Haiti whereby the joint venture agreed to certain protocols to continue discussions around the pending Mining Convention. Additionally, Newmont relinquished their rights in the Grand Bois Research Permit that covers the historic gold resource area; as a result, the Company has regained 100% control of the Grand Bois project.